# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Youlife Group Inc., CIK 0002028177
CUSIP: G9878M104
Title of class of securities: Class A ordinary share, $0.0001 par value per share
Address of issuer's principal executive offices: Room C431, Changjiang Software Park, No.180 South Changjiang Road, Baoshan Di, Shanghai, China (F4), 201900
Date of event which requires filing of this statement: 05/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002132183

## Reporting persons
- Lightred Investment Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 4,967,810; shared voting power 0; sole dispositive power 4,967,810; shared dispositive power 0; aggregate amount beneficially owned 4,967,810 (6.1% of the class)
- Guanghong Wang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 4,967,810; shared voting power 0; sole dispositive power 4,967,810; shared dispositive power 0; aggregate amount beneficially owned 4,967,810 (6.1% of the class)

## Item 1. Issuer
Name of issuer: Youlife Group Inc.
Address of issuer's principal executive offices: Room C431, Changjiang Software Park, No.180 South Changjiang Road, Baoshan District, Shanghai 201900, China

## Item 2. Person Filing
Name of person filing:
(i) Lightred Investment Co., Ltd. and (ii) Guanghong Wang.

Lightred Investment Co., Ltd. is principally an investment holding company organized and existing under the laws of British Virgin Islands. Lightred Investment Co., Ltd. is wholly owned by Guanghong Wang.
Address of principal business office or, if none, residence:
(i) Lightred Investment Co., Ltd.: Sea Meadow House P.O. Box 116 Road Town Tortola British Virgin Islands; and

(ii) Guanghong Wang: Group 1 of Shimenxi Village, Huangliang Town, Xingshan County, Hubei Province, China.
Citizenship:
(i) Lightred Investment Co., Ltd.: British Virgin Islands; and

(ii) Guanghong Wang: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Lightred Investment Co., Ltd.: 4,967,810; and

(ii) Guanghong Wang: 4,967,810.

On January 22, 2025, the issuer entered into a share exchange agreement (the "Agreement") with YouheHR Group Inc.("YouheHR") and Lightred Investment Co., Ltd. (the "Seller"). Pursuant to the Agreement, the issuer agreed to acquire all of the issued and outstanding shares of YouheHR from the Seller in exchange for newly issued Class A ordinary shares of the Company (the "Exchange Shares"). The transaction closed on May 6, 2026 (the "Closing Date"). Upon closing, YouheHR became a wholly-owned subsidiary of the issuer. On the Closing Date, the issuer issued 4,967,810 Exchange Shares to the Seller as consideration for the acquisition.
Percent of class:
The calculations below are based on 69,855,502 Class A ordinary shares and 11,160,808 Class B Ordinary Shares, voting as a single class, issued and outstanding immediately after the closing of the Agreement on May 6, 2026.

(i) Lightred Investment Co., Ltd.: 6.1%;

(ii) Guanghong Wang: 6.1%.
Sole power to vote or to direct the vote:
(i) Lightred Investment Co., Ltd.: 4,967,810; and

(ii) Guanghong Wang: 4,967,810.
Shared power to vote or to direct the vote:
(i) Lightred Investment Co., Ltd.: 0; and

(ii) Guanghong Wang: 0.
Sole power to dispose or to direct the disposition:
(i) Lightred Investment Co., Ltd.: 4,967,810; and

(ii) Guanghong Wang: 4,967,810.
Shared power to dispose or to direct the disposition:
(i) Lightred Investment Co., Ltd.: 0; and

(ii) Guanghong Wang: 0.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Lightred Investment Co., Ltd.: /s/ Guanghong Wang, Guanghong Wang/Director (05/12/2026)
- Guanghong Wang: /s/ Guanghong Wang, Guanghong Wang (05/12/2026)